FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2012 No. 6

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On February 16, 2012, the registrant filed presentation following its Q4 and 2011 financial results release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 16, 2012	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

2011 Results
and Growth Engines
February 16, 2012

Safe Harbor and Disclaimers
This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation
Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.
All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies from Tower’s merger with Jazz or TowerJazz Japan, customer benefits, costs savings, financial guidance, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, as well as other risks applicable to the companies’
business described in the reports filed by Tower and Jazz with the Securities and Exchange Commission (the “SEC”) and, in the case of Tower, the Israel Securities Authority. These filings identify and address other important factors that could cause the companies’ respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the companies’ results of operations or financial condition. Tower is providing this information as of the date of this presentation and Tower does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.
A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect the companies’ business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-4, F-3 and 6-K, as were filed with the SEC and the Israel Securities Authority and Jazz’s most recent filings on Forms 10
-K and 10-Q, as were filed with the SEC. Actual results may differ materially from those projected or implied by such forward-looking statements. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained therein.

Outline
• 2011 FY and Q4 Financials Results Overview
• Business and Strategy Overview
• Past, Present, Future

2011 FY and Q4
Financials Results Highlights

Q4 & FY 2011 Financial Results Highlights
▪ FY 2011: $611M, up 20% Y/Y vs. $509M in 2010 and up 2X vs. $299M in 2009
▪ Q4 2011: $175M, up 29% vs. $135M in Q4 2010
Revenue
▪ EBITDA of $187M in FY 2011, a 31% EBITDA margins
▪ In Q4 2011 achieved EBITDA of $40M with $30M Positive cash from operations
Profitability
 ▪ After $100M principal payment for bonds in last 3 months
▪ 1.7X Net debt/EBITDA ratio, based on 2011 EBITDA, vs. 2.3X in 2010
▪ $175M positive shareholders’ equity vs. $118M on Dec’ 31, 2010
▪ Strong & solid financial ratios
Balance Sheet

Business and Strategy Overview

The Big Question
The world is going digital… correct?
So why is TowerJazz focused on analog?

Market Leading Smart Phones

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
A4

Apple iPhone4 - a Closer Look
Apps Processor
+ DRAM
NAND Flash
NOR Flash
Quad
Baseband
Logic/Memory
4 Chips
Power
Audio
Display
Touch
PA
Switch
Controller
ESD
Discretes
Gyroscopes
Compass
Analog
Many Chips

Another example..
Deep digital is the brain..
BUT without analog:
It won’t turn on
Screen won’t display
No wireless, among others…
Analog
Inside!

The Answer
The world is going digital… correct?
So why is TowerJazz focused on analog?
Because the world is going digital
BUT without analog it won’t work!

28 Nanometer Process Technology

2003-2007
2008-2011
2012 onwards
Process R&D Cost
USD Millions
~$310 to $400M
~$600 to $900M
~$1300M
90-65 nm
45-32 nm
22-12 nm
Increased complexity
Fab Start-up Cost Comparison
USD Millions
~$2.5 to $3.0B
~$3.5 to $4.0B
~$4.5 to $6.0B
90-65 nm
45-32 nm
22-12 nm

Source: *Global Foundries*

Emerging microelectronics : Two Roads to Follow
350nm-130nm technology nodes
Moderate investments (tens of millions US $) +
lots of Innovation and Creative Thinking
Specialty products : More than Moore
Specialized Image
Sensors
Specialty IC for mobile
applications:
Power Management Ics
(drivers, converters,etc.)
MEMS
ICs for space applications
Example: TSMC
High-performance microprocessors, CPUs, GPUs
(graphic processing units), etc; High Volumes
Plain vanilla CMOS; Moore’s roadmap
45nm -22 nm technology nodes
Multibillion US $ investments
Only very large IDMs and huge foundries
(TSMC , UMC, GF, SMIC) can follow this road
Source: Global Foundries

Capacity Capex	High	Low
Technology Capex	High	Low
Product Lifetime	Short	Long
Customer Engagement	Typically multi-source	Sole or limited source
Technology Differentiation	At leading edge only	Across process technologies
Segment Sizes	Large	Many niches through mid-size
Process Technologies	CMOS	SiGe, BiCMOS, MEMS, CIS
Technology Nodes	65nm-22nm	350nm-110nm
Digital Moore’s Law Foundries
Specialty Analog Foundries
Two Types of Foundries
Specialty Foundry Enjoys Several Advantages

700
600
500
400
300
200
100
0
$M
102
187
231
252
299
509
611
2005
2006
2007
2008
2009
2010
2011
TowerJazz CAGR: ~35%
Pure Play Foundries CAGR: 8%
Semiconductor industry CAGR: 4%

Annual Revenues 2005-2011

($ MM)	2005A		2006A		2007A		2008A		2009A		2010A		2011[1]	
A	TSMC	8,217	TSMC	9,748	TSMC	9,813	TSMC	10,253	TSMC	9,026	TSMC	13,307	TSMC	14,600
B	UMC	3,259	UMC	3,670	UMC	3,755	UMC	2,939	UMC	2,755	UMC	3,965	UMC	3,760
C	SMIC	1,171	Chartered	1,528	SMIC	1,560	Chartered	1,778	Chartered	1,448	GlobalFoundries	3,510	GlobalFoundries	3,580
D	Chartered	1,132	SMIC	1,465	Chartered	1,445	SMIC	1,148	SMIC	1,068	SMIC	1,555	SMIC	1,315
1	Vanguard	353	Dongbu	456	Vanguard	485	Vanguard	515	Dongbu	395	TowerJazz	509	TowerJazz	611
2	Dongbu	347	Vanguard	398	X-Fab	410	Dongbu	433	Vanguard	382	Vanguard	505	Vanguard	519
3	HHNEC	313	SSMC	325	Dongbu	405	X-Fab	370	TowerJazz	299	Dongbu	495	Dongbu	500
4	SSMC	280	HHNEC	315	SSMC	350	HHNEC	290	X-Fab	223	SSMC	330	SSMC	345
5	He Jian	250	X-Fab	290	HHNEC	345	TowerJazz	252	HHNEC	220	X-Fab	320	HHNEC	335
6	X-Fab	202	He Jian	290	He Jian	330	He Jian	222	Grace	203	HHNEC	295	WIN	300
7	Jazz	199	Jazz	213	Tower	231	Grace	219	He Jian	195	Grace	260	X-FAB	285
8	Mosel-Vitelic	140	Grace	191	Grace	214	Silterra	192	Silterra	160	WIN	221	Grace	280
9	Silterra	130	Tower	187	Jazz	207	SSMC	176	SSMC	144	Altis	215	LFoundry	220
10	ASMC	114	ASMC	170	Silterra	185	CSMC	139	CSMC	NA	He Jian	205	Altis	215
11	Grace	110	Silterra	155	ASMC	170	ASMC	137	ASMC	NA	Silterra	200	He Jian	210
12	Tower	102	Mosel-Vitelic	155	Mosel-Vitelic	157	Episil	103	Episil	NA	ASMC	150	Silterra	205
13	Polar Semi.	90	CSMC Tech.	114	CSMC Tech.	155	1st Silicon	0	1st Silicon	0	Mosel-Vitelic	80	ASMC	160
14	CSMC Tech.	78	Polar Semi.	95	Polar Semi.	105	Mosel-Vitelic	0	Mosel-Vitelic	0	XinXin	75	XinXin	89
15	1st Silicon	71	1st Silicon	0	1st Silicon	0	-	-	-	-	-	-	Mosel-Vitelic	85
16+	Others	105	Others	139	Others	163	Others	NA	Others	NA	Others	204	Others	245

Note

11 vs 05	
TowerJazz	499%
Grace	155%
TSMC	78%
Silterra	58%
Vanguard	47%
Dongbu	44%
X-Fab	41%
ASMC	40%
SSMC	23%
UMC	15%
SMIC	12%
HHNEC	7%
He Jian	-16%
Mosel-Vitelic	-39%

1. Source: IC Insights, Company reports, SemiMD January 2012
Foundry Revenue Landscape: Consistent superior performance

700
600
500
400
300
200
100
0
2005
2009
2010
2011
RF CMOS
SiGe
TOPS
IDM
Imager
Power
MEMS
A&D
CMOS

TOWERJAZZ

Specialty Foundry
CMOS SPECIALTY

TowerJazz Global Footprint

Santa Clara, CA, USA
▪ Sales and Support Office
Virginia, USA
▪ Sales Office
Austin, TX, USA
▪ Sales Office
Newport Beach, CA
▪ 8" Fab
290K WPY
UK & France
▪ Sales Reps
Munich
▪ Sales Office
Migdal Haemek, Israel
▪ 8" Fab and 6" Fab
720K WPY
Netanya, Israel
▪ Worldwide Design Center
Nishiwaki, Japan
▪ 8" Fab
700K WPY
Tokyo, Japan
▪ Sales Reps
Shanghai, China
▪ Sales & Support Office
Seoul, Korea
▪ Sales and Support Office
Hsinchu, Taiwan
▪ Sales Office

TOWERJAZZ

Total 8” Equivalent Capacity of
~1.7M WPY

Source
Gate
Source Metal
N+ Source
BPSG
P+
Polysilicon
Oxide
P- Well
N Epi
N+ Substrate
Drain

HPA/RF
CMOS
TOPS-IDM
Corporate Business and
Applications
Power
CIS

RF and HPA Applications and Technology
 RF CMOS and SiGe BiCMOS
 ▪ Cell Phone, WiFi TxRx
 ▪ Basestation, Specialty Wireless
 ▪ TV, Satellite, STB Tuners
RF and Tuners
 SOI Switch and SiGe Power Amplifiers
 ▪ Power Amplifiers
 ▪ Antenna Switch
 ▪ PA Controllers
 ▪ IPD
Front-End Modules
 High Performance SiGe
 ▪ Optical Fiber Networks
 ▪ Automotive Radar
 ▪ 60 GHz WiFi, 24GHz Backhaul
 ▪ Light Peak and Thunderbolt
mmWave
 Complementary BiCMOS
 ▪ Line Drivers DSL, HomePlug, ATE
 ▪ HDD PreAmp
 ▪ OpAmps, DAC, ADC
High Performance Analog
Best-in-Class SiGe, RF CMOS, RF Models and Design Enablement

$7.5
$6.0
$4.5
$3.0
$1.5
$0.0
TAM ($ B)
2010
2014
22% CAGR
15% CAGR
Tablets
ASMs
GPS
WLAN
Incremental TAM
Core Mobile Market

Multiple Drivers of Strong Long Term TAM Growth

TOWERJAZZ

Front-End Module

120
100
80
60
40
20
0
GaAs
SOS
SOI
2009
2010
2011
2012
2013
2014

350
300
250
200
150
100
50
0
Antenna Tuning
WiFi Switch
Cellular Switch
2009
2010
2011
2012
2013
2014

TOWERJAZZ

Switch Market shift to SOI
SOI Wafer Foundry Revenue TAM ($M)
SOI TAM going from ~$30M in 2011 to ~$200M in 2014
Technology Split (%)
Source: company analysis

Global Handset Market
2000
1600
1200
800
400
0
Units (M)
8% CAGR
38% CAGR
Handsets
Smartphones
2010
2011
2012
2013
2014
Source: Barclays, Gartner, Oppenheimer, Skyworks Internal Estimates

Smartphones Becoming Mainstream on a Global Basis

Skyworks Solutions, Inc. Proprietary Information

TowerJazz poised for large market share increase

TOWERJAZZ

Drivers of Demand : Front End Module
Market Trend
• GaAs Switch => SOI technology
• GaAs PA => SiGe PA for several applications
• Silicon based IPD
• PA controller advances but remain RFCMOS
TowerJazz advantages
• Long term customer relationship with FEM
leaders
• Best of class SiGe technology
• Qualified SOI technologies
• IPD customer alignment
Hence - Gen+2 market leader
development engagements.

Power: Key Growth Markets
 ▪ Voltage requirements vary
 by make and Model: Scalable
 20 to 80V and low layer count
 are the primary advantage
FPD DC/DC, LED Backlighting
 ▪ 1.8V CMOS combined with
 the High voltage module
 provides the correct balance
 of performance and cost for
 medium currents
Digital Controlled Power - PMIC
 ▪ High Power with isolated
 buried layer Provides the
 noise Immunity required
 for >2 Amp applications
High Power/Motor Driver
 ▪ AC to DC conversion
 ▪ Industrial LED lighting
 ▪ High side driver for FETs
AC to DC up to 700V
Enabling our customer base to compete with incumbent solutions with a
Modular Platform optimized to cover large voltage range and power requirements

Power Electronics

2006-2015 market size, split by device type

2006-2015 power device market size
$30 000M
$25 000M
$20 000M
$15 000M
$10 000M
$5 000M
$M
MArket size (M$)
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
Annual Growth Rate (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Power IC	$2 458 M	$2 335 M	$2 218 M	$2 107 M	$2 234 M	$2 435 M	$2 654 M	$2 893 M	$3 153 M	$3 437 M
Power Modules (M$)	$1 973 M	$2 506 M	$2 842 M	$2 610 M	$2 695 M	$2 989 M	$3 356 M	$3 631 M	$3 947 M	$4 302 M
Discretes (M$)	$10 839 M	$11 598 M	$12 410 M	$11 685 M	$11 732 M	$12 319 M	$13 276 M	$14 299 M	$15 411 M	$16 611 M
Growth rate (%)		7.7%	6.3%	-6.1%	1.6%	6.5%	8.7%	8.0%	8.1%	8.2%

Source: Yole Développement

It includes:

- Power discretes: MOSFET, rectifier, IGBT, Bipolar….
- Power modules: IGBT, diode or MOSFET modules, IPM
- Power IC: power management IC: mainly voltage regulators (POL) and drivers

TowerJazz can take market
shares over all three segments
Drivers of Demand : Power Electronics Market
20 Billion US $ today; Stable ~ 8% market growth rate
Substantially higher foundry growth rate
TowerJazz PM platforms advantages:
• 180nm technology (most competitors
are at older nodes)
• Unique 700V devices
• Unique low-cost embedded NVM
• Original isolation technologies
• Flexible integrated solutions
• World-class modeling
Hence - Gen+2 market leader
development engagements.

SAMSUNG

SAMSUNG ELECTRO-MECHANICS

TOWERJAZZ

MOU for 700V Power BCD strategic partnership

TOWERJAZZ

Samsung Selects TowerJazz’s “unrivaled” 700V Power Technology
Platform for its Next Generation High Voltage Products
Power Management IC Market Estimated at $14.6B in 2013 according to iSuppli
Samsung Electro-Mechanics Vice President Dr. Jae Shin Lee
and TowerJazz Chief Executive Officer, Mr. Russell Ellwanger
MIGDAL HAEMEK, Israel and SEOUL, Korea, September 5, 2011 - TowerJazz, the global specialty foundry leader, and Samsung Electro-Mechanics, today announced they have signed a Memorandum of Understanding (MOU) to develop and volume produce a variety of product families based on TowerJazz’s 700V (TS100PM) power management process.
“We chose to work with TowerJazz on our next-generation
of high voltage products because of their superior 700V
technology which is unrivaled by other foundries. We
were looking for a true partner who would be committed to
our success and provide excellent support and the required
manufacturing capacity,” said Samsung Vice President
Dr. Jae Shin Lee. “TowerJazz is well-known in Korea,
especially in the power management market, and we are
looking forward to our collaboration on many high volume
products.”

CIS Key Markets
 ▪ Highest requirements for image quality
 ▪ Large sensors, very high
 resolution, demanding frame rate
 ▪ Very low defect count allowed
 ▪ Very high sensitivity,
 dynamic range & low noise
Professional Photography
 ▪ Market Leader for dental
 x-ray CMOS
 ▪ Supplying all Tier-1 vendors
 ▪ Smallest endoscopy solution
Medical & X-Ray
 ▪ 2D and line sensors
 ▪ High speed and high accuracy
 ▪ “Intelligent” pixels
Industrial Cameras
 ▪ Linear HDR for color imagers
 – Reverse & parking assist
 – Airbag inflation control
 – Dimming mirrors
 – Night vision / Obstacle Detection
Automotive & Security
Technology, Flexibility, Experience and Commitment allows our customers to bring to the market the best in class products

Area Image Sensor Shipments and Revenue
3,000
2,000
1,000
0
Millions of Units
$10,000
$7,500
$5,000
$2,500
$0
$M
2008
2009
2010
2011
2012
2013
2014
CMOS units
CCD units
CCD revenue
CMOS revenue

TowerJazz market focus is
specialty CIS
Drivers of Demand : CMOS Image Sensor Market
 6 Billion US $ today; stable ~ 7-8% growth rate
TowerJazz CIS advantages:
•Ultra-low noise and dark current
•Specialized solutions for high-end
applications
•Large area images employing unique
stitching technology
•The smallest in the world CIS camera
(<1mm size)
•Flexible pixel development environment
, extremely advantageous for foundry
customers
Source: HIS iSuppli
Hence - Gen+2 market leader
development engagements.

From the smallest Sensor in the World to the Largest

Enabling new business models

Jazz Semiconductor
Newport Beach, California, USA
• Converted to 200mm wafers in 1994
• Expanded to 25K WPM in 2010
Geometries
• 0.5um-0.13um
Technologies:
SiGe, BiCMOS, MS / RF
Representative customers:
Skyworks
RFMD
Entropic
Marvell
A&D US
Employees: 650
• Fab 1 built in 1984 - running at full utilization
 with fundamentally same equipment set(1)
• Fab 2 built in 2001 - became operational in
 2003 - Expansion Capex through 2011
Geometries
• Fab 1 - 1um-0.35um
• Fab 2 - 0.18um-0.13um
Technologies:
CIS, PM, MS / RF, MEMS
Representative customers:
Vishay
IR
Samsung
Qualcomm
Ikanos
Nuvoton
Employees : 1,200
World Headquarters
Migdal Haemek, Israel
Fab 1 & Fab 2
TowerJazz Japan
Nishiwaki City, Japan
• Built in 2 segments of 30K wafer capacity in
 1992 and 1997
Geometries :
• 0.18um-0.095um
Technologies:
DRAM transfer into CMOS and PM
Representative customer:
Micron
Employees: 1,300
Fab 4
Fab 3
Facilities Overview
Sole source with diverse geographic back-up

Japan Acquisition
• Micron 3 years take-or-pay
• Already gained business from multiple Japanese IDMs
• Announced Japanese government grants for CapEx

"Significant progress has been
made in our talks with
potential contenders.“
R. Chandrashekhar, secretary of India's
Department of Information Technology.
India 300mm wafer fab decision

India Government Sponsored 300mm Factory
• Signed binding MOU with a leading Indian infrastructure
 conglomerate, to build and operate a 300mm facility in India.
 – Roadmap to long term 300mm wafer size, 90nm analog technology
 – Enables companion chips in deep submicron technologies (65-45nm)
 – High $$ revenue stream
• Presented to empowered government committee as 3-way
 consortia with Indian conglomerate, TowerJazz and a WW
 leading technology provider.
• We believe our consortia is strong, but cannot predict outcome of government selection.
 Note: Tower has already been successful in India in government fab project

Pursuit of Excellence

Pursuit of Excellence
• We are going through every group in the company asking:
 1. Define excellence in your group in 4-5 bullets
 2. Present the top 3 initiatives to achieve it

Pursuit of Excellence
• We are going through every group in the company asking:
 1. Define excellence in your group in 4-5 bullets
 2. Present the top 3 initiatives to achieve it
• There is a common theme for excellence - which boils down
 to 3 things:
 •  Personal capability
 •  Adequate work tools
 •  Passion.

Pursuit of Excellence
Mediocrity

Pursuit of Excellence
Waste

Pursuit of Excellence
Frustration

Pursuit of Excellence
• We are going through every group in the company asking:
 1. Define excellence in your group in 4-5 bullets
 2. Present the top 3 initiatives to achieve it
• There is a common theme for excellence - which boils down
 to 3 things:
 •  Personal capability
 •  Adequate work tools
 •  Passion.
We are creating an environment in which we have a worldwide
impassioned employee base
What excites our customers - impassions our employees -
1st time success!

Summary
• We have been the #1 growth foundry over the past 5
 years AND became the #1 specialty foundry by revenue
 in 2010 and expanded the lead in 2011.
• We target to continue to lead the specialty market over
 the next years by
 1. Growing specialized capabilities in sync with our customers immediate to long term needs
 2. Providing an environment enabling impassioned employees
 3. Innovative business initiatives
 ▪ Successful execution of Nishiwaki Fab into high volume foundry
 ▪ Materializing the presented India opportunity and/or other such opportunities
 ▪ Asian market - with special focus on Korea

2011 FY and Q4
Financials Results Overview

Q4 & FY 2011 Financial Results Highlights
▪ FY 2011: $611M, up 20% Y/Y vs. $509M in 2010 and up 2X vs. $299M in 2009
▪ Q4 2011: $175M, up 29% vs. $135M in Q4 2010
Revenue
▪ EBITDA of $187M in FY 2011, a 31% EBITDA margins
▪ In Q4 2011 achieved EBITDA of $40M with $30M Positive cash from operations
Profitability
 ▪ After $100M principal payment for bonds in last 3 months
▪ 1.7X Net debt/EBITDA ratio, based on 2011 EBITDA, vs. 2.3X in 2010
▪ $175M positive shareholders’ equity vs. $118M on Dec’ 31, 2010
▪ Strong & solid financial ratios
Balance Sheet

TowerJazz Balance Sheets (in millions of $)
	Dec. 31, 2011	Dec. 31, 2010
CURRENT ASSETS Cash, short-term deposits & designated deposits Trade accounts receivable Other receivables Inventories Other current assets	101 75 5 69 16	198 68 5 43 8
Total Current Assets Long-term investments Property and equipment, net Intangible assets, Net Goodwill Other assets, Net	266 13 498 59 7 14	322 31 376 54 7 12
TOTAL ASSETS	857	802
CURRENT LIABILITIES Short-term debt Trade accounts payable Deferred revenue Other current liabilities	48 112 6 64	122 49 40 39
Total Current Liabilities Long-term debt Employees related liabilities Other long-term liabilities	230 301 98 53	250 360 27 47
TOTAL LIABILITIES	682	684
Shareholders’ Equity	175	118
TOTAL LIABILITIES & EQUITY	857	802

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands)

	non-GAAP Three months ended December 31, 2011	non-GAAP Three months ended September 30, 2011	Adjustments (see a, b, c, d, e below) Three months ended December 31, 2011	Adjustments (see a, b, c, d, e below) Three months ended September 30, 2011	GAAP Three months ended December 31, 2011	GAAP Three months ended September 30, 2011
REVENUES	$ 174,584	$ 176,112	$ --	$ --	$ 174,584	$ 176,112
COST OF REVENUES	116,842	118,658	40,168 (a)	41,122 (a)	157,010	159,780
GROSS PROFIT	57,742	57,454	(40,168)	(41,122)	17,574	16,332
OPERATING COSTS AND EXPENSES						
Research and development	6,551	6,059	728 (b)	467 (b)	7,279	6,526
Marketing, general and administrative	11,526	12,363	1,771 (c)	2,062 (c)	13,297	14,425
	18,077	18,422	2,499	2,529	20,576	20,951
OPERATING PROFIT (LOSS)	39,665	39,032	(42,667)	(43,651)	(3,002)	(4,619)
FINANCING INCOME (EXPENSE), NET	(6,110)	(7,299)	(5,852) (d)	8,673 (d)	(11,962)	1,374
OTHER INCOME (EXPENSE), NET	(157)	14,020	--	--	(157)	14,020
PROFIT (LOSS) BEFORE INCOME TAX	33,398	45,753	(48,519)	(34,978)	(15,121)	10,775
INCOME TAX BENEFIT (EXPENSE)	509	--	(2,089) (e)	(8,936) (e)	(1,580)	(8,936)
NET PROFIT (LOSS) FOR THE PERIOD	$ 33,907	$ 45,753	$ (50,608)	$ (43,914)	$ (16,701)	$ 1,839

TOWERJAZZ

Q4’11 Financial Statements (vs. Q3’11)
Fully detailed footnotes are available at the press release as filed on February 16, 2012 by the Company

YTD'11 Financial Statements (vs. YTD'10 & YTD'09)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(dollars in thousands, except per share data)

	Year ended December 31,			Year ended December 31,			Year ended December 31,		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
	non-GAAP			Adjustments (see a, b, c, d, e below)			GAAP		
REVENUES	$ 611,023	$ 509,262	$ 298,812	$ --	$ --	$ --	$ 611,023	$ 509,262	$ 298,812
COST OF REVENUES	392,132	284,758	206,459	134,066 (a)	117,319 (a)	118,851 (a)	526,198	402,077	325,310
GROSS PROFIT (LOSS)	218,891	224,504	92,353	(134,066)	(117,319)	(118,851)	84,825	107,185	(26,498)
OPERATING COSTS AND EXPENSES									
Research and development	22,862	22,594	22,185	2,024 (b)	1,282 (b)	1,190 (b)	24,886	23,876	23,375
Marketing, general and administrative	40,698	33,597	28,957	7,541 (c)	6,389 (c)	2,986 (c)	48,239	39,986	31,943
Acquisition related costs	1,493	--	--	--	--	--	1,493	--	--
	65,053	56,191	51,142	9,565	7,671	4,176	74,618	63,862	55,318
OPERATING PROFIT (LOSS)	153,838	168,313	41,211	(143,631)	(124,990)	(123,027)	10,207	43,323	(81,816)
FINANCING EXPENSE, NET	(27,797)	(26,406)	(24,205)	(12,505) (d)	(46,519) (d)	(21,505) (d)	(40,302)	(72,925)	(45,710)
GAIN FROM ACQUISITON	19,467	--	--	--	--	--	19,467	--	--
OTHER INCOME, NET	13,460	65	2,045	--	--	--	13,460	65	2,045
PROFIT (LOSS) BEFORE INCOME TAX	158,968	141,972	19,051	(156,136)	(171,509)	(144,532)	2,832	(29,537)	(125,481)
INCOME TAX BENEFIT (EXPENSE)	(2,907)	(3,757)	(2,010)	(18,455) (e)	(9,073) (e)	7,032 (e)	(21,362)	(12,830)	5,022
NET PROFIT (LOSS) FOR THE PERIOD	$ 156,061	$ 138,215	$ 17,041	$ (174,591)	$ (180,582)	$ (137,500)	$ (18,530)	$ (42,367)	$ (120,459)
BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$ 0.52	$ 0.59	$ 0.10				$ (0.06)	$ (0.18)	$ (0.71)

TOWERJAZZ

Fully detailed footnotes are available at the press release as filed on February 16, 2012 by the Company

We Know How to Create Value
• Jazz Pre acquisition:
 ▪ $15M/ year EBITDA, negative net profits
• Jazz post acquisition:
 ▪ $60-90M / year EBITDA run rate
• Ebitda growth by 4X to 6X in 3 years
• Added benefits:
 ▪ New technologies and new customers from Tower to Jazz (e.g CIS)
 ▪ New technologies and new customers from Jazz to Tower (e.g RFMD, SiGe)
 ▪ Cost reduction synergies
 ▪ Satisfied Jazz employees and increased employee count
 ▪ Satisfied customers
 ▪ Dual sourcing from MH & NPB fabs
 ▪ Enabled >$500M revenue, #1 specialty foundry
Our Ambition is to Duplicate the Success with
the Recent Japan Fab Acquisition

$15M actual drawdown under up to $45M credit line; Annual interest rate of Libor + 2.5%; principal is due Sept' 2014
	Annual coupon of 8% payable twice a year; Straight bond, i.e not-convertible; Principal is due on June 2015 PAID - $44M

Outstanding principal ($M)	Key Terms
	PAID - $130M
	Principal is due in 5 equal annual installments between December 2012 and December 2016; Straight bond, i.e not-convertible; Annual coupon of 8% payable once/year in December
	Dec' 2015 and Dec' 2016
	Annual interest rate of Libor + 2.75%; principal is due in 9 installments from Sept' 12 until Sept' 2015 PAID - $80M

$ amounts translated from NIS at 3.82, which was the exchange rate as of Dec' 31, 2011

TOWERJAZZ

Jazz US Debt Summary
Security Type	Linked to	Outstanding principal ($M)	Key Terms
Wells Fargo Bank Credit Line		$15
Bonds due 2015		$94
TowerJazz Debt Summary | January 31, 2012
Tower Israel Debt Summary
Security Type	Linked to
Series A+B+C		0
Series D	Israeli price index	30
Series E	Israeli price index	27	Principal is due Dec’ 2012; Convertible into ordinary shares until Dec’ 2012; last annual coupon of 8% is to be paid in Dec’2012
Series F		$110	7.8% coupon payable twice / year; convertible into ordinary shares commencing Sept’ 2012; principal is due in 2 installments on
Bank Loans		$131

Total Debt / EBITDA
14.0x
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
12.9x
11.2x
3.3x
2.3x
2.0x
1.8x
1.3x
0.3x
2008
2009
2010
2011
2012
2013
2014
2015

EBITDA / Interest
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
1.9x
2.0x
6.7x
7.3x
7.2x
8.0x
8.8x
11.0x
2008
2009
2010
2011
2012
2013
2014
2015

Debt/ Balance Sheets Metrics
* These charts are based on an assumption that Ebitda in 2012 and on will be the same as 2011

$M
200
180
160
140
120
100
80
60
40
20
0
36
32
90
179
62
2012
2013
2014
2015
2016

Future Debt Payment
Assuming no conversion of any bond series

200
180
160
140
120
100
80
60
40
20
0
$M
36
6
32
32
90
90
179
124
62
7
2012
2013
2014
2015
2016

Future Debt Payment
Assuming conversion of all bond series

200
180
160
140
120
100
80
60
40
20
0
$M
6
32
90
124
7
2012
2013
2014
2015
2016
TOWERJAZZ

Future Debt Payment
Assuming conversion of all bond series

Past, Present, Future

– fueled by the Jazz merger

700
600
500
400
300
200
100
0
2005
2007
2009
2010
2011
RF CMOS
SiGe
TOPS
IDM
Imager
Power
MEMS
A&D
Specialty
CMOS

TOWERJAZZ

Past
• 2008 - major shift from digital 2nd source to analog
 value add provider

- 2010 - breaking $500 million of revenues, gave us different brand in the eyes

700
600
500
400
300
200
100
0
$M
102
187
231
252
299
509
611
2005
2006
2007
2008
2009
2010
2011

TOWERJAZZ

Present
 of premier 1st tier customers
 (such as Samsung) creating
 greater than $100M cash
 from operations.
• We now supply to the top market leaders in every
 one of our chosen business segments.
• Nishiwaki factory, purchased with a sound business
 model, provides capacity for large customer growth.

Future
• Continue market growth within FEM, power
 management, high end image sensor, IDM transfer
 and JDPs and within specific MEMS opportunities.
• Entrance into 300mm with the presented India deal
 or other such initiatives.
We are the #1 Israeli Seller of
Commercial Hi-Tech Hardware

THANK YOU!!
WWW.TOWERJAZZ.COM

TOWERJAZZ
The Global Specialty Foundry Leader
2011 Annual Report
Pursuit of Excellence
$102,000,000
$187,000,000
$231,000,000
$252,000,000
$299,000,000
$509,000,000
2007
2008
2009
2010
2011
Annual Revenues 2005–2011

TOWERJAZZ